FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) published in the Newspaper “El Mercurio”, on July 1, 2014, regarding the increase of the Bank’s capital; the issuance and distribution of the fully paid in shares; the shareholders right to receive the new shares; and the assignation of titles to each shareholder.

BANCO DE CHILE

ISSUANCE OF FULLY - PAID IN SHARES

On the Extraordinary Shareholders Meeting held on the 27th of March, 2014, it was agreed to increase the Bank´s capital in the amount of $ 95,569,688,582 through the issuance of 1,480,323,553 fully paid-in shares, of no par value, payable under the distributable net income for the year 2013 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°153 dated May 30, 2014, which was registered on page 24,964, N°40,254 of the register of the Chamber of Commerce of Santiago for the year 2014, and was published at “Diario Oficial” on June 5, 2014.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°3/2014, on June 19, 2014.

The Board of Directors of Banco de Chile, at the meeting N°2,798, dated June 26, 2014, set July 10, 2014, as the date for issuance and distribution of the fully paid in shares.

The shareholders that will be entitled to receive the new shares, at a ratio of 0.02312513083 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on July 4, 2014.

The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 94,655,367,544 nominative shares, without par value, completely subscribed and paid.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2014

Banco de Chile

/s/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO